August 28, 2015

Via EDGAR

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Div. of Corporate Finance

Washington, D.C.

Re: Regulus Corporation

Registration Statement on Form S-1 Filed June 19, 2015

File No. 333-205130

Dear Mr. Reynolds:

On behalf of Regulus Corporation (the “Registrant” or the “Company”), we respond below to comments of the SEC staff on the above-referenced registration statement. We set forth specific staff comment and then provide our response. We have attached a revised draft prospectus reflecting our responses and minor product changes, clarifications and corrections.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

There have been no written communications as defined in Rule 405 under the Securities Act provided to potential investors by the registrant or anyone authorized to do so on their behalf.

Prospectus Cover Page

2.	Please disclose whether the best efforts offer has no minimum. If so, please revise to clarify throughout the prospectus. In addition, please revise the prospectus cover page to clarify whether there are any minimum purchase requirements. See Item 501(b)(8)(iii) of Regulation S-K.

Response:

The Registrant has amended their prospectus cover page disclosures as follows:

PROSPECTUS – SUBJECT TO COMPLETION DATED JUNE 25, 2015

We will sell the common shares ourselves and do not plan to use underwriters or pay any commissions. We will be selling our common shares using our best efforts and no one has agreed to buy any of our common shares. There is no minimum amount of common shares we must sell so no money raised from the sale of such common shares will go into escrow, trust or another similar arrangement. We will bear the all of the costs associated with this offering.

THE OFFERING

We are offering our Common Stock on a “best efforts” basis through our Chief Executive Officer, who will not receive any discounts or commissions for selling the shares. There is no minimum number of shares that must be sold in order to close this offering.

Summary Information, page 6

3.	Clarify the percent RYS & Company Management LLC will own after the offering, assuming the maximum shares are sold and assuming no shares are sold. Similarly revise the risk factor disclosure and include appropriate disclosure in the beneficial ownership table.

Response:

The Registrant has amended their Summary Information and Risk Factor disclosures as follows:

Common Stock Control:

RYS & Company Management LLC beneficially owns 925,000 of the issued and outstanding shares of common stock of the Company, equal to 86.45% of all outstanding shares. RYS will continue to own sufficient shares after this offering irrespective of its outcome. If no shares are sold through this offering, RYS will continue to hold 86.45% of our issued and outstanding shares. Additionally, even if the maximum shares offered herein are sold, RYS will continue to retain 30.13% of all outstanding shares. As a result, RYS & Co. will continue to be able to exercise substantial control over the operations of the Company

Risk Factors:

RYS & Company Management LLC beneficially owns a significant percentage of our outstanding voting securities which could reduce the ability of minority shareholders to effect certain corporate actions

RYS & Company Management LLC beneficially owns 86.45% of all issued and outstanding shares; a substantial majority of our voting securities. As a result, currently, and after the offering, the company will possess a significant influence and can elect a majority of our board of directors and authorize or prevent proposed significant corporate transactions. Even if the maximum amount of sales offered are sold, RYS will continue to beneficially own 30.13% of all outstanding shares. The Company’s ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer.

Use of Proceeds, page 22

4.	Please revise the disclosure to provide the use of proceeds for all the proceeds, including the net remaining proceeds. In addition, please disclose your intention to repay related party loans and make other payments to related parties, if any, with the offering proceeds. Also clarify whether any of the salaries and commissions may be used to compensate officers and directors.

Response:

The Registrant has amended their Use of Proceeds disclosures to provide a comprehensive overview of the use of net proceeds of this offering.

5.	We note the disclosure in the two paragraphs following the table that the use of proceeds could change in the future as your plans and business conditions evolve and that you retain broad discretion in the application of the net proceeds from this offering. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K.

Response:

The Registrant has amended their Use of Proceeds disclosures as follows:

USE OF PROCEEDS

We currently intend to use the net proceeds received by us from this offering for working capital and general corporate purposes, in addition to building a marketing and sales campaign. The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. We will have discretion in the way that we use the net proceeds and investors will be relying on our judgment regarding the application of the net proceeds of this offering. The amounts and timing of our actual expenditures depend on numerous factors, including the following: the amount of proceeds raised in this offering; identification of opportunities to acquire businesses or assets or engage in strategic allainces that we believe are in the best interests of our stockholders; or other material unforeseen cash needs.

Depending on the outcome of these factors, our plans and priorities may change, and we may be required to apply the net proceeds of this offering differently than we currently anticipate, and it may be necessary to allocate more or less of the net proceeds to the categories described above. We do not expect that we will decrease our estimated allocations to business development or selling and marketing to fund other expenditures or general and administrative expenses if doing so would have an adverse effect on the financial resources we believe will be necessary for us to pursue our business goals. However, we anticipate that we will need to secure additional funding before we reach profitability.

Dilution, page 24

6.	Under the assumption that 75% of the offering common stock is sold, you disclose 1,750,000 shares of common stock are sold with gross proceeds of $1,750,000. It appears to us that 75% of the offering should be 1,500,000 shares of common stock with maximum offering price of $1,500,000. Please revise your disclosure under the use of proceeds and dilution sections accordingly.

Response:

The Registrant has amended their Use of Proceeds and Dilution sections of its disclosure to accurately reflect 75% of the offering equal to 1,500,000 common shares instead of 1,750,000.

Description of Securities, page 28

7.	We note from disclosure on this page that the company is authorized to issue 10,000,000 shares of common stock. However, disclosure on page 18 states that you are authorized to issue 100,000,000 shares of common stock and that there currently are 10,000,000 shares of common stock outstanding. Please reconcile or advise. In addition, we note the disclosure in this section and throughout regarding the preferred shares authorized for issuance. We are unable to locate any provisions relating to preferred stock in either the articles of incorporation or bylaws. Please reconcile or advise.

Response:

The Registrant has amended their disclosures throughout to accurately reflect that the company is authorized to issue 10,000,000 shares of common stock and that 1,070,000 are currently issued and outstanding. The Registrant has also removed all references to preferred shares in its disclosures.

Business Operations, page 31

8.	We note your disclosure on this page that the company “uses its sales offices in Florida, Illinois, Maine, Washington and North Carolina to generate clients and investors” and a reference on page 47 to the company’s “offices.” We also note disclosure under “properties” on page 42 indicating that the company currently has one office in Rockland, ME. Please clarify or advise. Please also discuss in greater detail your “broker network.”

Response:

The Registrant has amended their disclosures as follows:

Services

Regulus provides end-to-end financial, business consulting and capital formation services to our clients. The Company utilizes independent sales personnel working in Florida and Illinois to generate additional clients and investors. The Company also generates clients and investors from its directors’ broad network of business contacts.

9.	We note your disclosure throughout this section indicating existing business relationships among the company and third-party financial institutions and “a substantial list of private clients.” For example and without limitation, we note the statement on page 31 that the company has “strong relationships with institutions and large underwriters that can facilitate anywhere from $1 million to $50 million in emerging growth companies.” Similarly, we note statements reflecting operations, such as the statement on page 33 that “we have facilitated loans for companied traded on the NYSE, AMEX….” We also note the statement on page 37 that you will reach out to “150 to 300 thousand recipients driving visitors to your website.” Please provide the basis for such disclosures or remove.

Response:

The Registrant has amended their disclosures as follows:

Institutional Debt and Equity:

Our directors have strong relationships with manager of financial institutions and large underwriters that can facilitate anywhere from $1 million to $50 million in emerging growth companies. Although we do not have formal agreements in place with these parties, we plan to utilize these relationships and contacts to facilitate potential financing opportunities for our clients.

Partnerships and Joint Ventures:

In some instances, it is advantageous to research industry partners who can accelerate the process of driving the business to a higher level. Our directors have a substantial list of business contacts that have provided funding via a variety of creative methods.

Stock Loan Program:

Our directors have experience in facilitating loans for companies traded on the NYSE, AMEX, NASDAQ, and OTCBB, as well as for their officers and shareholders as well as many foreign exchanges.

Marketing:

Both of these channels will benefit from aggressive outbound electronic media and social networking in which REGULUS will reach out to hundreds of potential clients, helping drive visitors to our websites and blogs and creating leads once we have deployed the Associate Partnership network.

10.	We note the statement on page 36 that the company has “established a comprehensive network of funding sources, financial resources and third-party outsourcing.” Please disclose the parties and terms of the arrangements.

Response:

The Registrant has amended their disclosures as follows:

Marketing:

The Company has established a comprehensive network of funding sources, financial resources and third-party outsourcing through its directors’ business contacts. Although the Company has no formal agreements in place with any of these sources, they have established communications with these third parties and can submit potential transactions to these parties for consideration. This network of contacts, diversified in terms of size of deal, type of investment and nature of business, is critical to the timely completion of acquisition transactions.

11.	Please provide a more detailed discussion of the consulting agreement with Morningstar Services. For instance, discuss in greater detail the consulting services to be provided. In addition, please reconcile the compensation terms as discussed on page 38 with the terms of the agreement. In addition, please file the executed Exhibit 10.1.

Response:

The Registrant has amended their disclosures as follows:

Client Engagements:

On March 25, 2015, the Company entered into an agreement with Morningstar Services of Irvine, California. This engagement represents our only client engagement to date. The agreement, in relevant part, provides that the Company will provide its consulting services to Morningstar for a fee of $75,000. The Company will receive payments of $10,000 per month for services rendered starting after the effective date of a successful Form 10 filing and for twelve (12) consecutive months thereafter.

Pursuant to this consulting agreement, the Company will provide Morningstar with independent strategic advisory and consulting services pertaining to Morningstar’s business development. The Company will provide Morningstar with corporate strategy, management, restructure, and related consulting services in respect to the preparation and filing of a Form 10 filing and public listing. The Company may also arrange meetings between representatives of Morningstar and financing institutions in the investment community.

Employees, page 41

12.	Please revise your disclosure in this section to clarify the number of full-time employees, as required by Item 101(h)(xii). Please also reconcile the compensation terms of Mr. Shad as set forth in this section with the agreement filed as Exhibit 10.3.

Response:

The Registrant has amended their disclosures as follows:

Employees:

With the exception of David F. Emery and Deborah J. Sanderson, we have no other full time employees. Mr. Emery will devote his full efforts and as much time as needed when operations and funding are available. We anticipate hiring additional employees in the next twelve months on a commission basis only.

In addition we may rely, from time to time, on independent contractors to assist us in marketing and providing our services. To such end, on April 16, 2015, the Company entered into an Independent Contractor Agreement with Raj Shah pursuant to which Mr. Shah has agreed to provide services to the Company and the Company’s customers as the Company’s Senior Vice President for Business Development. The Contract is for an indefinite term and is a commission-only compensation arrangement that provides for a percentage of twenty (20%) percent of all fees for public sponsored transactions; twenty (20%) percent of flat fees and fifty (50%) of net completion fees for private business listings; and twenty (20%) percent up to a maximum of thirty (30%) percent of consulting engagements in which the client was first introduced to the Company by Mr. Shah.

The Company has also issued 70,000 common shares to Mr. Shah in exchange for a promissory note in favor of the Company in the amount of $35,000.

Directors, Executive Officers, Promoters, and Control Persons, page 42

13.	Please revise your disclosure to briefly describe the business experience during the past five years for each of your directors and executive officers, as required by Item 401(e) of Regulation S-K. Please provide beginning and ending dates of employment for each position listed.

Response:

The Registrant has amended their disclosures as follows:

David F. Emery

Mr. Emery is our Chief Executive Officer and Director. Mr. Emery shares over forty years of private enterprise and government sector experience. From April 2011 to September 2012, Mr. Emery served as the Deputy Commissioner of the Maine Department of Administrative and Financial Services. Emery is the owner and president of the consulting firm “Scientific Marketing & Analysis” to provide public opinion polling and analysis; public policy guidance for Maine businesses and interest groups; political consulting and strategy development for market-oriented candidates and for non-partisan referendum issues; and legislative and government relations. Mr. Emery is also a partner in the research-consulting firm Demographic Strategies.

James E. Jenkins

Mr. Jenkins is currently the President of RYS & Company Management LLC, a consulting firm and strategic business solutions firm providing services to companies requiring cutting-edge advice in the area of corporate growth strategies. Prior to joining RYS & Company, Mr. Jenkins was the Director of Tradecom USA, Inc., a privately owned boutique trading firm. Mr. Jenkins also spent five years as the CEO of Cali Holdings Inc., a publicly traded closed-end, non-diversified management investment company under the Investment Company Act of 1940, a Business Development Company (BDC).

14.	We note the disclosure on page 44 that you have not paid any compensation to your officers since inception. Please reconcile with the disclosure that you issued shares to Mr. Shah pursuant to the independent contractor agreement. Please also revise to discuss any compensation paid to directors, not just cash as referenced in this section.

Response:

The Registrant has amended their Executive Compensation disclosures as follows:

Executive Compensation

On April 16, 2015, the Company issued 70,000 shares of common stock to Raj Shah in exchange for a promissory note in favor of the Company in the principal amount of $35,000.

The Company issued 925,000 common shares to RYS & Company Management LLC, purchased for $650 in cash from corporate funds. Jim Jenkins, our Chairman of the Board, exercises the voting rights of these stocks.

Mr. Emery, our CEO and Director, purchased his 50,000 common shares for $32.50 in cash from personal funds.

Aside from these common share issuances, we have not paid any other compensation to our officers. We may elect to award a cash bonus to key employees, directors, officers and consultants based on meeting individual and corporate planned objectives.

We do not have any standard arrangements by which directors are compensated for any services provided as a director. No cash has been paid to the directors in their capacity as such. No retirement, pension, profit sharing, insurance programs, long-term incentive plans or other similar programs have been adopted by us for the benefit of our employees.

Certain Relationships and Related Transactions, page 46

15.	Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for each debt transaction discussed in this section. In discussing the agreement with Mr. Schradermeier, please also include the additional terms of the agreement.

Response:

The Registrant has amended their disclosures as follows:

Advances from related parties

Mr. Ed Schradermeier has extended a load to the Company in the amount of $15,000.00. The advancement was made on December 15, 2014 and will mature on December 15, 2015, as evidenced by the written promissory note of even date therewith. The note calls for 12% interest only payments to be paid monthly beginning on March 15, 2015. To date, the Company has not made any payments on the interest or principal owed on this note. Of the $15,000 available on the note, to date, the Company has only borrowed $3,750. These funds have been used for working capital to date.

Additionally, the note stipulates that Mr. Schradermeier is entitled to $15,000 in Regulus company stock at 50% of the IPO price, as well as price protection if the stock price drops below the conversion price at the time of IPO. Mr. Schradermeier is also guaranteed a return on invested capital of $15,000, repayment of $30,000 at maturity.

On April 16, 2014, Raj Shah executed a promissory note in favor of the Company in the principal amount of $35,000. The note was given in exchange for the issuance of 70,000 shares of the Company’s common stock to Mr. Shah. The note is payable in two installments in $17,500 and carries an interest rate on the unpaid principal of 1% per annum. No payments of principal or interest have been made since execution of the note.

Liquidity and Capital Resources, page 47

16.	Please provide the basis for your statement that you expect negative cash flow per month of $1500 and revenues of $2000 per month.

Response:

The Registrant has amended their disclosures as follows:

Liquidity and Capital Resources:

According to our auditors, we can expect to incur a negative cash flow per month in the amount of ($1,500) when considering the anticipated marketing costs associated with offering our services for sale together with general administrative expenses, offset by our revenue of $2,000 per month.

Financial Statements, page 54

17.	It appears the financial statements as of February 28, 2015 and for the period February 1, 2015 (inception) through February 28, 2015 listed in the table of contents are inconsistent with the financial statements as of March 31, 2015 and for the period February 5, 2015 (inception) through March 31, 2015 provided on pages 54 through 58 and disclosed in the audit report on page 65. Please revise the table of contents accordingly.

Response:

The Registrant has amended their table of contents for the Financial Statements section of its disclosure to accurately reflect the dates of the tables listed within the section.

Item 15. Recent Sales of Unregistered Securities, page 67

18.	Please reconcile the disclosure in this section with the disclosure elsewhere in the prospectus and the financial statements. Please also explain the facts supporting the exemption relied upon.

Response:

The Registrant has amended their disclosures of recent sales of unregistered securities to remain consistent with its disclosures throughout the prospectus and financial statements, as follows:

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

On April 14, 2014, the Company offered and sold 50,000 share of common stock to our Chief Executive Officer and Director David F. Emery for $32.50 in cash from personal funds.

The Company offered and sold 925,000 share of common stock to RYS and Company Management, LLC for $650 in cash from corporate funds. Jim Jenkins, our Chairman of the Board, exercises the voting rights of these stocks.

On April 16, 2015, the Company issued 70,000 shares of common stock to Raj Shah in exchange for a promissory note in favor of the Company in the principal amount of $35,000.

Signatures, page 70

19.	Please revise the signature page to include the signatures of at least a majority of your board of directors. Refer to Instruction 1 to Signatures on Form S-1.

Response:

The Registrant has amended their signature page to include the signatures of a majority of their board of directors.

Exhibits

20.	We note that the exhibits were filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Response:

The Registrant has amended their filing to include exhibits electronically filed in an acceptable format.

Exhibit 23.2

21.	Your independent accountant’s consent dated April 7, 2015 appears to be outdated. We also note the consent date appears to be earlier than the audit report date of May 28, 2015 referenced here. Please amend your filing to provide a currently dated consent from your independent accountant.

Response

The Registrant has attached a currently dated independent accountant’s consent as Exhibit 23.2 hereto.

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy

Regulus Corporation